Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

September 2, 2005

Via EDGAR

Securities and Exchange Commission
Station Place
100 F Street, N.E.
Washington, D.C. 20549

Williams Scotsman International, Inc. Amendment No. 5
Registration Statement on Form S-1 (File No. 333-124459)

Ladies and Gentlemen:

        On behalf of Williams Scotsman International, Inc., a Delaware corporation (the "Company"), we submit in electronic form for filing the accompanying Amendment No. 5 to the Registration Statement on Form S-1 ("Amendment No. 5") of the Company, marked to indicate changes from the Registration Statement as originally filed with the Securities and Exchange Commission (the "Commission") on April 29, 2005 and amended on June 10, 2005, July 8, 2005, August 17, 2005 and August 25, 2005.

        Amendment No. 5 reflects the responses of the Company to comments received from the Staff of the Commission (the "Staff") in a letter from Pamela A. Long, dated August 30, 2005 (the "Comment Letter"). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 5 and to the prospectus included therein (the "Prospectus" or "Amendment No. 5", as applicable).

        The Company's responses to the Staff's comments are as follows:

Management's Discussion and Analysis, page 35

  1.
  Please provide the following disclosures:

  —
  For stock options granted during the most recent fiscal year and through the current date disclose, by quarter, the number of options granted, the weighted average exercise price, and the weighted average fair value;

  —
  Whether the valuation used to determine fair value was contemporaneous or retrospective;

  —
  If the valuation specialist was a related party, a statement indicating that fact;

  —
  If you did not obtain a contemporaneous third-party valuation, please explain why and disclose the significant factors, assumptions and methodologies used in determining fair value and discuss each significant factor you identified as contributing to the difference between the fair value at the grant dates and the IPO price.

Response to Comment 1

        The Company has provided the disclosures as requested above. Please see pages 49 and 50 of the Prospectus.

Option Extension Amendment, page 70

  2.
  As discussed, please quantify the net proceeds to be paid to Messrs. Holthaus, Donegan, LeBuhn, and Ross as a result of the exercise of their options.

Response to Comment 2

        The Company has revised the Prospectus as requested. See page 71 of the Prospectus.

Historical Financial Statements

  3.
  Please restate all share and per share disclosures throughout the registration statement for the stock split.

Response to Comment 3

        The Company has revised the Prospectus as requested.

* * * *

        If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3245 or John C. Kennedy at (212) 373-3025.

Sincerely,
/s/ Gary Li Gary Li

cc:  Gerard E. Holthaus
       John B. Ross, Esq.
                Williams Scotsman International, Inc.
       Jeffrey D. Karpf, Esq.
                Cleary Gottlieb Steen and Hamilton LLP